Subsequent event
A special meeting of shareholders was held on December 1, 2004, at which time one or more new Trustees were elected to the Fund's Board of Trustees. Several Trustees had reached the age for mandatory retirement and plan to retire in 2004 and 2005. The Board of Trustees recommended and shareholders approved a proposal to consolidate the two panels into one Board of Trustees for all open-end funds within the John Hancock funds complex. The effective date for the newly elected Trustees to the Fund will be December 1, 2004, and the Trustees & Officers section has been updated accordingly.